January 31, 2007

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Mr. Krikorian:

We are writing regarding your letter dated December 11, 2006 (the “December 11 Letter”), further commenting on our Form 6-Ks furnished to the Securities and Exchange Commission (the “Commission”) on July 27, 2006 and August 10, 2006. In our letter dated December 15, 2006, we stated that we expected to prepare and submit our response to the December 11 Letter by end of January 2007. Although we have been diligently preparing our response, for the reasons described below, we are as yet unable to do so. We now estimate that we will require an additional four weeks.

We have been devoting substantial resources to the preparation of our financial statements for the fiscal year ended December 31, 2006. At the same time, as we explained in our December 15, 2006 letter, we are still struggling with the cumbersome process of obtaining the necessary cooperation from our former independent auditor, the former ChuoAoyama PricewaterhouseCoopers (now split into two entities, PricewaterhouseCoopers Aarata and Misuzu Audit Corporation) for the preparation of our response letter.

Furthermore, partly in connection with the issues raised in your two comment letters, we are currently preparing a restatement of our semiannual consolidated financial statements for the six months ended June 30, 2006, which we furnished on Form 6-K to the Commission on August 10, 2006. This has substantially increased our workload. We will further explain in detail about the restatement when we submit our response to the December 11 Letter. We currently plan to publicly announce the restatement around the same time we submit our response letter. In light of the foregoing schedule, we respectfully request that the fact that we expect to restate our six-month financial statements be kept confidential.

We are diligently working to prepare and submit to you the response letter under the revised schedule described above. Thank you for your kind understanding. Please feel free to contact me if you have any questions regarding the above.

Very truly yours,

/s/ Mahendra Negi
Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated

cc:	Jason Niethamer
Tammy Tangen
(Division of Corporation Finance
Securities and Exchange Commission)

Katsuya Niihara
Yuzuru Nanami
(Trend Micro Incorporated)

Stanley F. Farrar
Yoichiro Taniguchi
Joung W. Hwang (Sullivan & Cromwell LLP)